SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934



INTELLIGROUP, INC.

(Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)


45816A106

(CUSIP Number)


Mr. Anupam Dokeniya, 250 Engamore Lane, Suite # 102,
Norwood, MA 02062, (781) 278-9919


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


Nov 29, 1999
_______________________________________________________________________
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13D-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.






1	Names of Reporting Persons/I.R.S. Identification Nos.
of Above Persons (Entities Only)
NSA INVESTMENTS, LLC
04-3438346
2	Check the Appropriate Box if a Member of a Group
	(a)
	(b)
3	SEC Use Only

4	Source of Funds

	WC

5	Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

	MASSACHUSETTS
Number of Shares Beneficially Owned by Each Reporting Person With

7	Sole Voting Power
                  1,398,980

8	Shared Voting Power
                  -0-

9	Sole Dispositive Power
                  765,738

10	Shared Dispositive Power
                  -0-

11	Aggregate Amount Beneficially Owned by Each Reporting
	Person 765,738

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 4.87%

14	Type of Reporting Person  CO



1	Names of Reporting Persons/I.R.S. Identification Nos.
      	of Above Persons (Entities Only)
 	Prophet Capital Management (C/O Robert Epstein)
2	Check the Appropriate Box if a Member of a Group
(a)
(b)
3	SEC Use Only

4	Source of Funds
	N/A

5	Check if Disclosure of Legal Proceedings is
	Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization
	Texas

Number of Shares Beneficially Owned by Each Reporting Person With

7	Sole Voting Power
                  -0-

8	Shared Voting Power
                  -0-

9	Sole Dispositive Power
                  318,000

10	Shared Dispositive Power
                  -0-

11	Aggregate Amount Beneficially Owned by Each Reporting
	Person 318,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13	Percent of Class Represented by Amount in Row (11) 2.03%

14	Type of Reporting Person   CO




1	Names of Reporting Persons/I.R.S. Identification Nos. of
	Above Persons (Entities Only)
	PRASHANTH PALAKURTHI
2	Check the Appropriate Box if a Member of a Group
(a)
(b)
3	SEC Use Only

4	Source of Funds
	N/A

5	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

	INDIA

Number of Shares Beneficially Owned by Each Reporting Person With
7	Sole Voting Power
                  -0-

8	Shared Voting Power
                  -0-

9	Sole Dispositive Power
                 101,400

10	Shared Dispositive Power
                  -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	101,400

12	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares

13	Percent of Class Represented by Amount in Row (11) 0.65 %

14	Type of Reporting Person  IN


1	Names of Reporting Persons/I.R.S. Identification Nos. of
	Above Persons (Entities Only)

	ANUPAM DOKENIYA

2	Check the Appropriate Box if a Member of a Group
(a)
(b)
3	SEC Use Only

4	Source of Funds
	N/A

5	Check if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization

	INDIA

Number of Shares Beneficially Owned by Each Reporting Person With
7	Sole Voting Power
                  -0-

8	Shared Voting Power
                  -0-

9	Sole Dispositive Power
                 63,300

10	Shared Dispositive Power
                  -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	63,300

12	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares

13	Percent of Class Represented by Amount in Row (11) 0.40 %

14	Type of Reporting Person  IN

Item 1.	Security and Issuer.

This statement on Schedule 13D/A relates to shares of Common Stock, $.01 par value per share (the 0/00Common Stock() of Intelligroup, Inc., a Delaware corporation (the 0/00Corporation(). The principal executive offices of the Corporation are located at 499 Thornall Street, Edison, NJ-08837.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by the following:
NSA Investments, LLC (0/00 NSA(),
Prophet Capital Management (0/00Prophet(),
Anupam Dokeniya (0/00Dokeniya(),
Prashanth Palakurthi (0/00Palakurthi(), and
Ramgopal Rao (0/00Rao). The Reporting Parties may be deemed to be a group beneficially owning, in the aggregate, 1,398,980 shares of the Common Stock
(the 0/00Securities(), or approximately 8.91 % of the outstanding shares of the Common Stock of the Corporation, within the meaning of Section 13(d)(3) of the Securities
Exchange Act of 1934, as amended (the 0/00Act).
The filing of this Schedule shall not be construed as an admission that any of the Reporting Parties is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Party or that the Reporting Parties are acting as a group within the meaning of the Section 13(d) of the Act.

(b),(c)	NSA is primarily engaged in investment activities.
Dokeniya, Palakurthi and Rao each hold 33 1/3% of the Class A membership interests of NSA. Dokeniya's, and Palakurthi's principal address is 30 Palomino Lane,
Westwood, MA 02090.
Rao's principal address is 28 Fortuna East, Irvine, CA 92620.

(d),(e)	None of the Reporting Parties during the last
five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dokeniya and Palakurthi are citizens of India and
Rao is a citizen of the USA.

Item 3.	Source and Amount of Funds or Other Consideration.
The aggregate purchase of the Securities acquired since the 13D filing by NSA Investments, LLC on November 5, 1999, amounts to 164,600 shares of Intelligroup and the total consideration paid for these shares was $2,303,705. The total number of shares controlled by NSA is 1,398,980 and the total consideration paid for these shares is $11,240,011. These shares were purchased in the open market by NSA and the associate group as mentioned in the exhibit in the 13D filing on Oct 5, 1999 using its working capital,which was and is composed by capital contributions.
The Exhibit holders Shares (the Affiliated Group shares) were purchased by each shareholder in the open market using his/her personal funds.


Item 4.	Purpose of Transaction.

The Reporting Parties have acquired the Securities because, in their opinion, such Securities are undervalued by the market and do not reflect the potential of the issuing company and the different businesses they are engaged in.

Furthermore, the Reporting Parties may look at other strategic investments in Intelligroup, Inc. NSA believes that extraordinary value can be unleashed for investors by separation of businesses of Intelligroup.

Any of the Reporting Parties may acquire additional shares of Common Stock or other securities of the Corporation (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Additionally, the Reporting Parties reserve the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise.

The possible activities or the intentions of the Reporting
Parties are subject to change at any time.

Item 5.	Interest in Securities of the Issuer.
(a),(b)

	(i)	NSA:
(a) Amount beneficially owned:  765,738
(b) Percent of class:  4.88 % (rounded)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  1,398,980
(ii) Shared power to vote or to direct the vote:  -0-
(iii) Sole power to dispose or to direct the disposition of:  765,738
(iv) Shared power to dispose or to direct the disposition of:  -0-

	(ii)	Exhibit  C Holders as per 13D filing on October 4, 1999
(a) Amount beneficially owned:  633,342
(b) Percent of class:  4.03 % (rounded).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  0
(ii) Shared power to vote or to direct the vote:  -0-
(iii) Sole power to dispose or to direct the disposition of:  633,342
(iv) Shared power to dispose or to direct the disposition of:  -0-

(c)	From November5, 1999 until November 29, 1999, NSA purchased
on the open market on Nasdaq 58,100 shares of Common Stock of the Corporation as described on Exhibit B hereto, which is incorporated herein by reference.

From November 5, 1999 until November 29, 1999, the NSA affiliated
Group as outlined in the 13D filing on Oct 4, 1999
(Exhibit C Holders) purchased net on the open market on Nasdaq 106,500 shares of Common Stock of the Corporation.

(d),(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or

Relationships With Respect to Securities of the Issuer.
	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exitibit A:	Joint Filing Agreement dated as of Nov 4, 1999 by
and among NSA Investments, LLC, Anupam Dokeniya,
Prashanth Palakurthi, and Ramgopal Rao.

Exhibit B:	NSA's Purchase Transactions in the Common Stock of
the Corporation from Nov 5, 1999 to Nov 29, 1999.


EXHIBITS
The following documents are filed herewith:
(a) Joint Filing Agreement dated as of November 29, 1999 by and a mong NSA Investments, LLC, Prophet Capital Management,
Anupam Dokeniya, Prashanth Palakurthi, Ramgopal Rao and other investors.
(b) NSA's Purchase Transactions in the Common Stock of the Corporation in the past 24 days. Two transactions dated June 14, 1999 and June 18, 1999 for 2500 each shares were not previously reported and are being incorporated in this exhibit.

EXHIBIT A

JOINT FILING AGREEMENT


The undersigned hereby agree that the Statement on
Schedule 13D/A dated as of November 29, 1999, to which this Agreement is an Exhibit and any further amendments thereto executed by each of us is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

NSA INVESTMENTS, LLC

Date: as of November 29, 1999	By: ____________sd/______________________
       Anupam Dokeniya, a Manager



Date: as of November 29, 1999	__________________sd/___________________
	ANUPAM DOKENIYA


Date: as of November 29, 1999	____________sd/_________________________
	PRASHANTH PALAKURTHI


Date: as of November 29, 1999	______________sd/_______________________
	RAMGOPAL RAO

Date: as of November 29, 1999	______________sd/_______________________
	PROPHET CAPITAL MANAGEMENT


EXHIBIT B

14-Jun-99	2,500	6.69
18-Jun-99	2,500	6.75
03-Oct-99	3,000	10.88
05-Oct-99	2,000	8.75
14-Oct-99	3,000	8.00
18-Oct-99	4,000	8.12
25-Oct-99	900	11.00
26-Oct-99	1,000	9.88
26-Oct-99	1,000	10.25
01-Nov-99	3,000	10.00
05-Nov-99	5,000	12.81
05-Nov-99	3,100	12.88
09-Nov-99	200	12.81
10-Nov-99	3,500	12.69
11-Nov-99	6,000	12.97
12-Nov-99	10,000	15.55
15-Nov-99	5,000	15.43
16-Nov-99	5,000	14.18
17-Nov-99	10,000	10.98
17-Nov-99	7,500	9.04
18-Nov-99	3,500	15.30
19-Nov-99	6,500	15.50
23-Nov-99	1,000	17.00
24-Nov-99	1,000	15.88
24-Nov-99	7,000	15.81
24-Nov-99	13,100	15.98
24-Nov-99	1,000	15.44
24-Nov-99	9,000	15.81
26-Nov-99	35,000	16.73
29-Nov-99	1,000	15.38
29-Nov-99	8,300	15.38

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



NSA INVESTMENTS, LLC


Date: Nov 29, 1999
By: _sd/_
Name: Anupam Dokeniya
Title:   a Manager



Date: Nov 29, 1999
_sd/__
	ANUPAM DOKENIYA


Date: Nov 29, 1999
	_sd/_
	PRASHANTH PALAKURTHI


Date: Nov 29, 1999
_sd/_
	RAMGOPAL RAO